UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 18, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated July 21, 2008
         CDC Software’s CDC Factory Enterprise Solution To Be Implemented
         at Leading Grocery Brand’s Entire Plant Network To Help Combat
         Escalating Commodity Costs

1.02     Press release dated July 28, 2008
         CDC Software Launches Newly-Designed CRM Platform Based on
         Microsoft.NET Technology

1.03     Press release dated July 29, 2008
         CDC Corporation Expects To Exceed High End of Its Pre-Announced
         Second Quarter 2008 Revenue

1.04     Press release dated July 31, 2008
         CDC Software Adds Two Latin American Companies to Franchise Partner
         Program As It Expands In Rapidly Growing Emerging Markets

1.05     Press release dated August 1, 2008
         CDC Software’s Respond Product Line Delivers First Half 2008 License
         Sales that Exceed all of 2007

1.06     Press release dated August 4, 2008
         China R&D Operations Driving CDC Software’s Development To Higher
         Levels of Innovation,  Product Launches and Cost Efficiencies

1.07     Press release dated August 5, 2008
         CDC Games’ Upcoming Digimon Online Game Rated No. 1 In China’s Most
         Popular Search Engine

1.08     Press release dated August 7, 2008
         CDC Corporation Reports Q2 2008 Results that Exceed Analyst
         Expectations with Adjusted Net Income of $0.04 per share Compared to
         Consensus of $0.01 per share

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: August 7, 2008	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated July 21, 2008 -- CDC Software’s CDC Factory Enterprise Solution To Be Implemented at Leading Grocery Brand’s Entire Plant Network To Help Combat Escalating Commodity Costs
1.02	Press release dated July 28, 2008 -- CDC Software Launches Newly-Designed CRM Platform Based on Microsoft.NET Technology
1.03	Press release dated July 29, 2008 -- CDC Corporation Expects To Exceed High End of Its Pre-Announced Second Quarter 2008 Revenue
1.04	Press release dated July 31, 2008 -- CDC Software Adds Two Latin American Companies to Franchise Partner Program As It Expands In Rapidly Growing Emerging Markets
1.05	Press release dated August 1, 2008 -- CDC Software’s Respond Product Line Delivers First Half 2008 License Sales that Exceed all of 2007
1.06	Press release dated August 4, 2008 -- China R&D Operations Driving CDC Software’s Development To Higher Levels of Innovation, Product Launches and Cost Efficiencies
1.07	Press release dated August 5, 2008 -- CDC Games’ Upcoming Digimon Online Game Rated No. 1 In China’s Most Popular Search Engine
1.08	Press release dated August 7, 2008 -- CDC Corporation Reports Q2 2008 Results that Exceed Analyst Expectations with Adjusted Net Income of $0.04 per share Compared to Consensus of $0.01 per share